Silicon Image INC

LETTER TO STOCKHOLDERS



2003

A leader in secure digital content delivery, Silicon Image provides high-bandwidth digital I/O solutions for the consumer electronics, personal computing and storage mass markets. The company's proprietary high-speed, Multi-layer Serial Link (MSL™) technology serves as the basis for its leading, standards-based semiconductor products.



LETTER TO STOCKHOLDERS


PC
58%
CE
11%
Licensing
8%
Storage Systems
8%
Storage IC
15%

2002 Revenue by Market
Total: $81.5M


PC
32%
CE
25%
Licensing
14%
Storage Systems
2%
Storage IC
27%

2003 Revenue by Market
Total: $103.5M

OVERVIEW

Our mission is to lead in defining the architectures, intellectual property and semiconductor technology necessary to build robust and secure digital content delivery systems. Consumers will only be able to receive and enjoy premium digital entertainment content when CE, PC and storage devices are fully architected for content compatibility and interoperability. Silicon Image has worked to create world-wide technology standards and establish itself as the recognized "gold standard" IC implementation for the DVI, HDMI and SATA interfaces.

It is rare for a company driving emerging technologies to find itself in a position to benefit from industry, government and end-users working in concert to achieve the same goal — gaining access to high-quality digital content. The convergence of these three forces, combined with Silicon Image's proven technology leadership and innovation, creates an excellent platform for growth and profitability. We will continue to evolve our technology and products to support the broad availability and affordability of secure digital content delivery systems.

As an example of this evolution, our PanelLink Cinema Partners (PLC) initiative, driven by our newly created and wholly owned subsidiary PanelLink Cinema, LLC, is well on its way to establishing a standard for device and content compatibility. In its initial phase, the PLC program will provide a means for digital consumer device manufacturers to ensure that their products with HDMI-HDCP function properly and are interoperable with PLC-compliant devices from other manufacturers. The program also provides for consumer-oriented product logos to readily identify devices that are capable of receiving and playing a wide range of premium digital content. As the program advances, we expect that it will capitalize on the industry transition to HDMI for the rendering interface and SATA for the storage interface, ultimately providing a means to securely distribute, store and render premium digital content.






Silicon Image
PanelLink® Cinema

SECURE, HIGH-QUALITY DELIVERY OF RICH DIGITAL CONTENT


NEMO
Sopranos
LORD OF THE RINGS



Silicon Image is focused on delivering high-bandwidth digital solutions for the mass markets — including consumer electronics, personal computing and storage. Consumers continue to demand rich digital content that is always available on any device. Meeting both the consumers' requirements for quality as well as the Hollywood studios' requirements for security, Silicon Image continues to pioneer technology standards that meet these demands through efficient delivery systems.

Leveraging our technology portfolio, strategic partnerships and unique licensing strategy, Silicon Image is positioned as an industry innovator and standards leader in today's digital technology revolution.



HDMI PanelLink® cinema dvi digital visual interface PanelLink® DIGITAL SERIAL ATA SATALink™

Silicon Image is well positioned to capitalize on these favorable trends, and we believe that such trends will result in growth on the top line as well as the bottom line.

Our 2003 revenues grew 27%, accelerating at the end of the year. In the fourth quarter, we reported record revenues of $30.3 million or a 25% sequential increase over third quarter revenues. We entered 2004 with a strong backlog and many design wins that position us well for strong growth.

Improving profitability is a fundamental objective for 2004. As our top line grows, we have demonstrated an ability to leverage a significant portion of the top-line growth to an improvement on the bottom line. In fact, 29.9% in 2002 and 38.0% in 2003 of the incremental revenue growth fell to the pro-forma pre-tax profit line. On a GAAP basis, the numbers were 122% for 2002 and 124% for 2003.** We believe this leverage concept will continue during 2004 and will result in improvements to our overall pro-forma profitability, and bring us closer to achieving our long-term goal of 20% pro-forma pre-tax profit.

SUMMARY

In 2003, we took great strides towards meeting our longer-term objectives. We have taken a decidedly longer-term approach to building the company, our products and our strategic partnerships. Building standards as well as a compelling vision for content delivery are paramount to our long-term success. Our product development and licensing approaches are designed to establish Silicon Image's IC implementations as the "gold standard" within their respective marketplaces. We also understand we must build upon those implementations, adding new innovations and designs to move Silicon Image forward to meet our growth and profitability goals.

Our continued innovation, market leadership and dedication have brought us to an exciting point. Looking forward, we will continue to drive towards greater customer focus, strategic alignment and operational excellence, while pursuing our goal to be the undisputed leader in secure digital content delivery systems.

I am grateful to our employees, who worked tirelessly throughout 2003 to position Silicon Image for growth and profitability. I also want to thank our customers for giving us the opportunity to be a valued supplier.

Finally, I want to thank you, our shareholders, for having continued to believe in us during a challenging year and for supporting us as we navigate the path to excellence.



David Lee
Chairman and Chief Executive Officer

* *This presentation of pro-forma financial information, excludes amortization and impairment of goodwill and intangible assets, stock compensation and warrant expense, in-process research and development expense, patent defense costs, restructuring costs, acquisition integration costs, and net gain on escrow settlement. Because of these exclusions, our presentation is not in accordance with Generally Accepted Accounting Principles ("GAAP"). For a reconciliation of GAAP and pro-forma financial information, please see our press releases dated 2/17/04, 1/15/03 and 1/24/02, reporting 2003, 2002 and 2001 financial results, under Press Room at www.siliconimage.com.*

** *Portions of the GAAP improvement are attributable to changes in our stock compensation expense and infrequent events like impairment charges for goodwill and intangibles and a gain on escrow settlement.*

LICENSING MODEL

Silicon Image has a unique revenue model that generates revenues from three sources:

1. Product revenues from solutions primarily designed and developed in-house, and delivered to our customers.

2. Standard industry licenses, such as HDMI licenses, that yield annual fees and per system royalty charges.

3. Licensing of silicon, intellectual property and cores. The company recognizes it cannot provide the silicon for every "socket" that would benefit from Silicon Image technology. Furthermore, it is inevitable that some solutions will be integrated into others' silicon solutions, those for which the company does not possess the intellectual property or has chosen not to pursue. In these cases, selling a discrete solution may not be sustainable, and a licensing opportunity is more appropriate. In these cases, the company licenses an implementation to a licensee for integration into their solution, usually with field-of-use restrictions to prevent the licensee from competing directly with the company in a chosen market. For example, a hard disk drive manufacturer like Samsung, who licenses the Silicon Image SATA core to integrate into its SOC for optical and hard disk drives. Another example is MediaTek, who licenses Silicon Image's HDMI core for integration into its DVD receiver SOCs.

SELECTED PRO-FORMA FINANCIAL DATA

	2003	2002	2001
Pro-Forma* P&L			
Revenue	$ 103,525	$ 81,539	$ 51,966
Gross margin	56,916	43,429	26,903
% of revenue	55.0%	53.3%	51.8%
Pro-forma operating expenses	54,924	50,263	44,246
Interest income and other, net	291	758	2,422
Pro-forma net income (loss)	$ 2,283	$ (6,076)	$ (14,921)
GAAP net loss	$ (12,810)	$ (40,092)	$ (76,108)
Balance Sheet			
Cash and short-term investments	$ 37,254	$ 35,883	$ 41,218
A/R and inventories, net	23,066	18,890	14,011
Other assets	27,422	22,893	34,933
Total assets	87,742	77,616	$ 90,162
Total debt	$ 1,732	$ 3,816	$ 5,509
Other liabilities	23,617	25,630	17,329
Stockholders' equity	62,393	48,170	67,324
Total liabilities and equity	$ 87,742	$ 77,616	$ 90,162

** This presentation of pro-forma financial information, excludes amortization and impairment of goodwill and intangible assets, stock compensation and warrant expense, in-process research and development expense, patent defense costs, restructuring costs, acquisition integration costs, and net gain on escrow settlement. Because of these exclusions, our presentation is not in accordance with Generally Accepted Accounting Principles ("GAAP"). For a reconciliation of GAAP and pro-forma financial information, please see our press releases dated 2/17/04, 1/15/03 and 1/24/02, reporting 2003, 2002 and 2001 financial results, under Press Room at www.siliconimage.com.*

CORPORATE DIRECTORY

BOARD OF DIRECTORS

David D. Lee, Ph.D.
Chairman of the Board,
Chief Executive Officer

David Courtney (1)
Executive Vice President,
Chief Financial Officer
TiVo Inc.

David A. Hodges, Ph.D. (3)
Professor in the Graduate School,
Electrical Engineering and
Computer Sciences
University of California at Berkeley

Keith McAuliffe (1)
Private Consultant for High-tech Industry

Christopher Paisley (1)
Dean's Executive Professor of Accounting
and Finance in the Leavey School of Business
Santa Clara University

Andrew S. Rappaport (2)
Partner, August Capital, LLC

Ronald V. Schmidt, Ph.D. (2)
Co-Founder
SynOptics Communications, Inc.

Douglas C. Spreng (2, 3)
Chairman of the Board,
Chief Executive Officer
Ubicom, Inc.

CORPORATE OFFICERS

David D. Lee, Ph.D.
Chairman of the Board,
Chief Executive Officer

Robert Gargus
Chief Financial Officer,
Vice President, Finance and
Administration

Robert Bagheri
Executive Vice President, Operations

Parviz Khodi
Vice President, PC/Display Products

John LeMoncheck
Vice President, Consumer Electronics
Products

J. Duane Northcutt, Ph.D.
Chief Technology Officer

Steve Tirado
Division President, Storage Group

Rob Valiton
Vice President, Worldwide Sales

CORPORATE HEADQUARTERS

Silicon Image, Inc.
1060 East Arques Avenue
Sunnyvale, California 94085
Phone: (408) 616-4000
Fax: (408) 830-9530
www.siliconimage.com

INVESTOR RELATIONS

investor@siliconimage.com

TRANSFER AGENT

Mellon Investor Services, LLC
P.O. Box 3315
South Hackensack, New Jersey
07606-1915

Domestic Stockholder Inquiries:
(800) 522-6645

International Stockholder Inquiries:
(201) 329-8660
www.mellon-investor.com

STOCK LISTING

Silicon Image's common stock trades on the NASDAQ National Market under the symbol SIMG

OUTSIDE COUNSEL

Fenwick & West
801 California Street
Mountain View, California 94041

INDEPENDENT AUDITORS

PricewaterhouseCoopers LLP
Ten Almaden Boulevard, Suite 1600
San Jose, California 95113

(1) Audit Committee
(2) Compensation Committee
(3) Governance and Nominating Committee

This letter contains forward-looking statements within the meaning of federal securities regulations. These forward-looking statements include statements related to growth of our target markets, achievement of financial results and targets, return on investments and returns to our shareholders. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those anticipated by these forward-looking statements. In particular, growth of our target markets and demand for our products in those markets could differ from current expectations, rates of adoption of industry standards we are promoting may differ from current expectations, our new product introductions may not be timely or successful, and competitive pressures may affect our revenue and pricing levels. In addition, see "Factors Affecting Future Results" in the most recent Quarterly Report on Form 10-Q and Annual Report on Form 10-K filed by Silicon Image with the SEC. Silicon Image assumes no obligation to update this forward-looking information.

A PLATFORM FOR SUCCESS

In 2001 and 2002, we focused on diversification and successfully applied our high-speed technology to mass-market opportunities beyond those in our traditional PC market. Exiting 2003, we have a balanced portfolio of revenue with the PC business accounting for 32%, the storage business for 27% and the CE business for 25%. The remaining 16% is comprised of our systems and licensing revenues.

In early 2003, we recognized the need to realign the company to better address these markets and to position us for future growth and success. We aligned the company into three distinct lines of business (LOB) — Storage, Consumer Electronics and Personal Computing, that are responsible not only for designing products, but also for developing key partnerships and strategic licensing opportunities for their technology solutions. To support the LOBs, we established three corporate-wide initiatives.

CUSTOMER FOCUS

Every organization within the company structures its goals and objectives with the customer first and foremost in mind. Bringing design and product teams within the LOBs has sharpened our focus on delivering innovative solutions that meet our customer requirements. We believe this will result in accelerating the delivery of customer solutions — directly from our internal design activities or from our partners or licensees. Customer focus goes beyond the delivery of products and solutions — it encompasses every organization within Silicon Image, whether Finance and Customer Service improving customer and distributor visibility of order status, Operations improving product quality, or Sales improving product communications to customers.

STRATEGIC ALIGNMENT

A key attribute that differentiates Silicon Image from others is our unwillingness to optimize short-term performance at the expense of achieving our longer-term vision. From the start, our strategic focus has been the development and delivery of solutions aimed at providing secure content delivery. Strategic alignment drives our innovative licensing strategy and the ability to pioneer and create industry standards such as DVI and HDMI, as well as our 2001 efforts to diversify into markets beyond personal computing.

OPERATIONAL EXCELLENCE

We must strive for cost efficiency at all levels of our business, and we must evolve into a larger and better financially performing company. This is not something that occurs overnight, but rather must be accomplished in increments. The key measure for operational excellence is financial performance. Whether using revenue, Generally Accepted Accounting Principles (GAAP) profitability, or pro-forma* profitability, we have made steady progress over the last couple of years.



($, in millions)
35
30
25
20
15
10
5
0
Q1'01 Q2'01 Q3'01 Q4'01
Q1'02 Q2'02 Q3'02 Q4'02
Q1'03 Q2'03 Q3'03 Q4'03

Quarterly Revenues

We grew revenues by 27% in 2003 and by 57% in 2002. Profitability under GAAP, as a percentage of revenue, has improved from -146.5% in 2001, to -49.2% in 2002, and to -12.4% in 2003. We have also improved pro-forma profitability measures as a percentage of revenue, from -28.7% in 2001, to -7.5% in 2002, followed by a profit of 2.2% in 2003. Our long-term goal remains to achieve 20% pro-forma pre-tax profit.

Another key measure of operational excellence is strong asset management. Silicon Image continues to improve its asset management, exiting 2003 with Days Sales Outstanding of 38 days and inventory turns at a respectable 5.1. From a cash perspective, we saw our 2003 year-end cash, cash equivalents and short-term investment balance on hand of $37.3 million increase by $1.5 million over the $35.8 million at year-end 2002. In 2002, our cash declined by $5.4 million from year-end 2001.

A LOOK AHEAD TO 2004

Silicon Image has chosen its markets well. In total, our target markets are forecast to grow faster than the overall semiconductor industry over the next few years. Capitalizing on this growth opportunity means using innovation to drive technology and product leadership. Two other factors that we expect to favorably impact our growth will be the mix of our revenues that come from licensing and royalties and our move to higher average selling price products and higher margins.

TECHNOLOGY PARTNERS

SAMSUNG ATI SUNPLUS Weltrend NOVATEK